

News Release – December 22, 2006

First Gold Pour from Commissioning of Masara Gold Mine 500 t/d Plant

TRADING SYMBOL: TORONTO & OSLO: CRU   FRANKFURT: KNC   OTC-BB-other: CRUGF

LONDON, United Kingdom: December 22, 2006 - Crew Gold Corporation ("Crew" or the "Company") (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK).

Crew is pleased to report that the initial phase of the 500 t/d plant has been substantially completed and the Masara mine has commenced continuous operation. The first gold pour at the new 500 t/d plant has taken place.

Plant recoveries are in accordance with expectations at 90.2% for gold and 71.1% for silver. Both the ore sampling and actual silver production from the plant have shown better recovered silver ratios than historical reported production numbers. Historical numbers have shown a ratio of 2-3 ounces of silver for each ounce of gold and a recovery of around 2 ounces silver per ounce gold. The first gold pour gave ratios around 4 ounces silver to 1 ounce gold recovered.

Commissioning and initial full production at the 500 t/d plant will continue for to treat lower grade development ore from the Bonanza/Maligaya and Maria Inez vein systems with gold grades of +/- 4 g/t expected whilst higher grade stopes are developed. The expected average gold grade at full production is 6-6.5 g/t.

The Phase-II plant, to treat an additional 2,400 tonnes per day, is under construction with a target start up date of the end of the second quarter 2007.

The Masara operation in the Philippines is forecast to produce around 100,000 – 120,000 ounces for 2007, increasing to +180,000 ounces in 2008 at full production capacity and with full availability of higher grade underground stoping. Drilling and underground sampling continue to support the company's view that these corporate targets can be met.

Jan A Vestrum
President & CEO

be identified by the use of words such as "plans", "expects", "does not expect", "is expected", "targets", "budget", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or equivalents or variation, including negative variation, of such words and phrases, or state that certain actions, events or results, "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the company to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the price of gold, fluctuations in financial markets, investor interest in the proposed private placement. Although Crew has attempted to identify important factors that could cause actual actions, events or cause actions events or results not to be anticipated, estimated or intended, there can be no assurance that forward looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Except as may be required by applicable law or stock exchange regulation, the company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured", "indicated", and "inferred" "resources", which the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure from the SEC's website at http://www.sec.gov/edgar.shtml.